Exhibit 18.1
May 1, 2025
ITT Inc.
100 Washington Boulevard
6th Floor, Stamford, CT 06902
Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 29, 2025, of the facts relating to the change in method used to determine the cost of inventory for certain business units from the last-in, first-out (LIFO) method of inventory accounting to the first-in, first-out (FIFO) method for all inventory previously accounted for under the LIFO method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of ITT Inc., that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of ITT Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2024. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of ITT Inc., or on the consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows of ITT Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2024.
Yours truly,
/s/ Deloitte & Touche LLP